EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Technitrol, Inc.:
We consent to the use of our reports with respect to the consolidated financial statements, the related financial statement schedule and the effectiveness of internal control over financial reporting included in the December 26, 2008 Annual Report on Form 10-K of Technitrol, Inc. which has been incorporated by reference herein. Our report on the consolidated financial statements refers to the Company’s adoption of the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 as well as the provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.
/s/ KPMG LLP
Philadelphia, Pennsylvania
July 10, 2009